From:	Shilling, Monica J. [MShilling@proskauer.com]
Sent:	Tuesday, May 22, 2012 10:10 AM
To:	Ganley, John M.
Subject:	Ares Capital Corporation - Registration Statement on Form N-2
Attachments:	Redline - 2012 ARCC N-2 (against Oct 26 2011 N-2A).pdf

Hi John,

As you probably saw, Ares Capital Corporation (ARCC) filed a new shelf registration statement on form N-2 yesterday. As we've done in the past, attached to this email is a copy of the shelf registration statement on Form N-2 yesterday, May 21, 2012, marked to show changes from ARCC's last effective shelf registration statement, the last amendment for which was filed with the SEC on October 26, 2011. As we have done before, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document. Thanks!

‹‹Redline - 2012 ARCC N-2 (against Oct 26 2011 N-2A).pdf››

Monica J. Shilling
Partner

Proskauer <http://www.proskauer.com>
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com

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